UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

LADISH COMPANY, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

505754200
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 26, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 505754200  Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       3,858,973
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          3,858,973
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.9%

14. Type of Reporting Person (See instructions)

BD, PN

Schedule 13D/A

CUSIP No. 505754200  Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Corporation
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.9%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 505754200  Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

USA
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.9%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 505754200  Page 5 of 7 Pages

Item 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value
$.01 per share (the "Common Stock") issued by Ladish
Company, Inc., a Wisconsin corporation (the "Company"), whose principal executive offices are located at 5481 South
Packard Ave., Cudahy, WI  53310.

Item 2. Identity and Background

The current officers of Spurgeon Corporation are listed on the attached Exhibit A.

Item 4. Purpose of Transaction.

This amendment to the Schedule 13D filing is being made to reflect a change in plans or purposes that is being considered by Grace Brothers, Ltd ("Grace"). Bradford T.
Whitmore and Spurgeon Corporation are reporting their holdings due to their general partnership positions in Grace. (Grace, Whitmore and Spurgeon are hereafter referred to collectively as the "Filers.")

Grace has had several communications with senior management and certain members of the Board of Directors of the Company regarding issues of shareholder value and the issue of adequate representation of shareholder interests on the Company's board. On July 26, 2001 Grace formally requested of the current Board that Grace be permitted to designate a representative to the Board. The Filers will continue to encourage the Company, through communications with the Company's senior management and Board of Directors, to diligently explore and act on various strategic initiatives to enhance shareholder value, including a possible recapitalization, sale, or merger of the Company.

The Filers will continue to assess their investment in the Company and the various alternatives available to them to maximize shareholder value. The Filers may, depending on market conditions and other factors they deems material, purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now own or any Common Stock they may hereafter acquire.

Except as set forth in this Item 4, the Filers do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of
Schedule 13D under the Act.

Item 7.	Material to be Filed as Exhibits.
Exhibit A - Current Officers of Spurgeon Corporation

Schedule 13D/A

CUSIP No. 505754200  Page 6 of 7 Pages

SIGNATURE

The Filers, after reasonable inquiry and to the best of each of their individual knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2001

GRACE BROTHERS, LTD.


By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

SPURGEON CORPORATION


By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President


BRADFORD T. WHITMORE, individually


By: /s/ Bradford T. Whitmore

Schedule 13D/A

CUSIP No. 505754200  Page 7 of 7 Pages

EXHIBIT A
Directors and Executive Officers of Spurgeon Corporation

Judith M. Van Kampen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Karla M. Van Kampen-Pierre
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

David G. Wisen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van
Kampen Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187Director, Vice President and Secretary of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of
Van Kampen Asset Management Company, LLC.  Senior Vice
President and General Counsel of Van Kampen Asset
Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon.  Controller of
Grace Brothers, Ltd. and Senior Vice President and
Treasurer of Van Kampen Asset Management Company, LLC.

J. Timothy Onufrock
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Assistant Secretary of Spurgeon.

All are United States Citizens.

The Business address of Van Kampen Asset Management
Company, LLC is 290 South County Farm Road, Third Floor,
Wheaton, IL 60187.  The principal business of Van Kampen
Asset Management Company, LLC is investment and asset management.